Mail Stop 4569

Via U.S. Mail and Facsimile to (816) 983-8080

February 22, 2007

J. Daniel Stinnett, Esq.
Vice President, Secretary and General Counsel
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64141

RE: Commerce Bancshares, Inc.
Form S-4
Filed on February 6, 2007
File Number 333-140475

Dear Mr. Stinnett:

I have reviewed your document and have the following comments.   I have restricted my review to the description of the consideration to be received by shareholders of South Tulsa Financial Corporation and to the equivalent per share information required by Item 3(f) of the form. Where indicated, I think you should revise your document in response to these comments. If you disagree, I will consider your explanation as to why my comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. I look forward to working with you in these respects. I welcome any questions you may have about my comments or any other aspect of my review. Feel free to call me at the telephone number listed at the end of this letter.

Comments pertaining to the prospectus

1. On the cover page, please explain in clear and concise plain English what shareholders of South Tulsa will receive if the transaction is consummated.

2. During my screening of your document, I did not see the information required by Item 3(f) of Form S-4. Please include that information in the prospectus.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions regarding this letter, please feel free to contact me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

cc: Dennis P. Wilbert, Esq.
Blackwell Sanders Peper Martin LLP
4801 Main, Suite 1000
Kansas City, Missouri 64112
Fax number 816 983-8080

C. Bruce Crum, Esq.
McAfee& Taft
Tenth Floor, Two Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102